MAGICJACK VOCALTEC LTD.
12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

November 9, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  magicJack VocalTec Ltd.
Form 20-F
Filed April 27, 2011
Response dated October 6, 2011
File No. 000-27648

Dear Mr. Spirgel,

Set forth below are the responses of magicJack VocalTec Ltd.  (“we,” “our,” or the “Company”) to the Securities and Exchange Commission Staff’s comment letter dated November 7, 2011 addressed to Daniel Borislow, President and Chief Executive Officer of the Company, concerning the above referenced filing. For ease of reference, we have included the text for each of the Staff’s comments in bold-face type below, followed by our response thereto.

Form 20-F for the fiscal year ended December 31, 2010
Item 5. Operating and Financial Review and Prospects
Significant Accounting Policies

Sales Return Policy, page 26

1.
We note your response to prior comment two from our letter dated September 29, 2011. It is still unclear to us how the activation process for a unit sold through a retailer is processed. Tell us how you determine that a unit is eligible for activation. Describe in detail the activation process. Further tell us if these units sold at the retail level would ever expire or have some other technological limitation.

Response: The activation process begins when a unit is initially plugged into a computer and connects to our server. Our server is able to determine if the unit has been previously activated and its approximate age based on the internal serial number. The consumer may elect to get his own phone number and go through an activation process. Alternatively, the consumer may elect not to get a phone number and not go through a formal activation process. If activation is appropriate, the user will be asked to provide a minimum amount of information (e.g. name, e-mail address and address to be used for 911 purposes). The user will then be assigned a telephone number and be allowed to access our servers for free domestic local and long distance telephone calls.

Units sold at the retail level do not expire after initial activation as long as the user pays renewal fees. If the license period has expired, the user will be unable to make telephone calls and the telephone number may be reclaimed and issued to a new user. We continually update the magicJack unit technology. We are able to determine technological limitations based on the type of the unit at activation. We may not activate units that are technologically out of date or expired. The Company has recently put a tracking ID on a scan line on the back of a magicJack. This serves a very important function. First, it more accurately tracks when a particular unit was shipped or sold – potentially down to the minute of a particular day. Second, this tracking number is also scanned before the unit is sent to the retailer. When the retailer starts to use this system, we will have the most accurate way to date from the time the retailer accepted shipment to the time the retailer sells a particular unit. This will be the most accurate way to determine the timing, and we expect the average time it takes a retailer to sell a magicJack unit to be materially the same as we have already estimated and audited.

We note from previous responses that you have determined that allowing for 30 days for the inventory to be sold at the retail level is appropriate for starting the period over which you recognize revenue. Tell us how you have determined that this period is appropriate considering possible timing issues. For instance a customer could buy a unit and wait more than 30 days before activating the unit.

Response: At the request of our auditors, we initially conducted a sample comparing the date of activation with the date of shipment to the retailer. The results of this sample supported the conclusion that the preponderance of units were activated within the 60-day time span between shipment and activation. We subsequently began reviewing our internal retailer replenishment reports to determine if retailers reorder patterns supported a 30-day turn in retailer inventory.

We also recognize that some end customers that purchase the magicJack unit from a retailer may wait more than 30 days to activate the unit. However, we do not believe that a significant number of customers delay activation. It should be noted that we may not activate a unit where activation has been delayed for an extended period. The performance of service for the homogeneous pool of units is substantially complete at the end of the 12-month revenue recognition period. Delayed activation results in the provision of an insignificant amount of telephone services beyond the 12-month revenue recognition period. The provision of telephone services from a technical standpoint are perfunctory and do not require significant costs to be incurred in the provision thereof. The timing difference created by the delayed provision of service, while not material, would balance out in the succeeding year as the Company believes number of delayed activations would be consistent over time and counterbalance units that were activated quickly and before thirty days.

Tell us how you have determined that using your replenishment process is appropriate. In the development of your policy, tell us in detail how you considered scenarios where a retailer could lose or destroy units that you have shipped to them that have never been activated, or the retailer could have slow moving inventory. Tell us in details how this policy complies with ASC 605-10-S99.

Response: We account for all sales of magicJack units as homogeneous pools grouped in monthly amounts for both direct and retail sales. We defer recognition of revenue in the month of sale and commence amortization over the attendant license period in the succeeding month. We recognize that some units will be lost, damaged, remain unsold at the retail level or never activated by the end customer. These are risks and burdens of ownership assumed by the retailer and the end user on purchase of the unit. Once a unit is paid for, the customers have no right of return. These factors do not affect the recognition of revenue over 13-month period following shipment to the retailer. We have no obligation to activate a unit that may be expired. We believe that our method of accounting for revenue meets the requirements of ASC 605-10-S99.

2.	Please confirm to us that you record revenue on the amount of the units sold to the retailer and not on the amount that the retailer sells the units to the end customer.

The response to this question was provided on November 8, 2011.

Telephony Services Revenue, page 26

3.
We note your response to prior comment three from our letter dated September 29, 2011. Tell us if you have collected any of these revenues at the previous tariff amount and at the revised tariff amount. Tell us if you bill at the full revised tariff amount, and if so, why you believe it is appropriate. In your response discuss how you have determined that collectability is reasonably assured in regards to these revenues.

The response to this question was provided on November 8, 2011.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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The Company hereby confirms that we will comply with the comments of the Commission in all of our future filings with the Commission. Please contact the undersigned with any questions regarding these responses.

Truly yours,

/s/ Daniel Borislow
President and Chief Executive Officer

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